Free Writing Prospectus (To Prospectus dated February 10, 2009 and the Prospectus Supplement dated March 1, 2010)	Filed Pursuant to Rule 433 Registration No. 333-145845 April 7, 2010

Part 1: Meet the Client

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Cindy: Hello. I’m Cindy, a financial advisor. Thanks for joining me for my client meeting today. We are about to meet with Lori and Jim, a married couple who are both currently employed and approaching retirement.

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Cindy: Most of their savings are currently in mutual funds and they reinvest their investment income. As their portfolio presently stands they’ve saved enough to maintain their current standard of living in retirement. However, they’d also like to travel widely once they retire, so let’s see how we can help them.

Lori (Client): We have some questions about our portfolio.

Jim (Client): We want to travel after we retire. But we’re worried that our current investments won’t give us enough to do that and still live comfortably.

Cindy: Let’s begin by reviewing your current investment profile.

Cindy: Since you need high returns to meet your current goals, your return profile is high.

Cindy: You will have little opportunity to replace investment losses, so your risk profile is low.

Cindy: Your salaries cover current expenses and you have enough cash on hand to cover unexpected emergencies, therefore in the short-term your liquidity needs are low.

Cindy: You have a few years until you retire, and you’re both in good health. Therefore your investment time horizon is medium-term.

Part 2: Introduction to Structured Investments

Cindy: Traditional investments like mutual funds (slight pause), stocks (slight pause), and bonds (slight pause) have served you well in the past.

Cindy: However, you now have a mismatch between your return objective, which is high, and your risk appetite, which is low.

Cindy: Equity investments alone may satisfy your return objectives but they may expose your portfolio to higher volatility.

Cindy: Conversely, fixed income investments alone may meet your desired risk objectives but may not provide enough appreciation potential.

Cindy: It may be difficult to meet your particular risk-return objectives by investing in equity and/or traditional fixed income securities.

Lori: But our objectives aren’t really going to change, so what do you think we should do?

Cindy: We might want to look at adding structured investments to your portfolio.

Cindy: One of the positive aspects of structured investments is that they may offer the opportunity to achieve your risk-return objectives.

Cindy: Structured Investments typically derive their value from the performance of one or more assets, such as equities (slight pause), currencies (slight pause), commodities (slight pause), interest rates (slight pause) or a combination of these. These are often called “reference assets.”

Cindy: Each structured investment is different, but each is typically a combination of bonds (slight pause) and derivatives (slight pause) “wrapped” into a note or certificate of deposit (CD).

Cindy: Notes have a defined maturity, of varying terms from three months to over ten years…(pause)

Cindy: …and others may be considerably longer – for example 15 to 30 years. This is important because investors need to hold the notes to maturity in order to enjoy certain benefits. If applicable, these benefits can include, but are not limited to principal protection or enhanced returns.

Cindy: Investors may be able to use structured investments to tailor investment risk and reward characteristics.

Cindy: Investors may also be able to use structured investments to implement a market view or… (pause)

Cindy: …to provide access and efficiency.

Cindy: For now, let’s focus on tailoring risk and reward characteristics, which is what you are looking to do.

Cindy: You would like an investment that offers high potential returns with some principal protection.

Cindy: A structured investment may offer this flexibility.

Jim: So, when we buy a structured investment, are we buying the reference asset?

Cindy: No, when you invest in a structured investment, you are not the legal owner of the reference asset

Cindy: Therefore, you are not entitled to any dividends or other distributions of the reference asset.

Cindy: You will also not have voting rights or other rights that an investor would have if he was the legal owner of the reference asset.

Lori: Are there any other things we should know?

Cindy: Yes, structured investments have risks associated with them. Here are a few selected examples.

Cindy: When an investor purchases a structured investment that does not include full principal protection, the investor may lose some or all of his principal investment.

Cindy: Also, even with full principal protection, subject to issuer credit risk, if a structured investment is not held to maturity, it will not provide protection on the invested principal.

Cindy: Another risk consideration is “Liquidity Risk”. Structured investments may or may not be listed on a securities exchange, and there is no guarantee that an investor will be able to sell the securities prior to maturity.

Cindy: Also, issuers or dealers of structured investments are not obligated to create a secondary market.

Cindy: However, assuming there is a secondary market, the sale price of a structured investment prior to maturity may be higher or lower than the stated payoff at maturity, depending on market conditions at the time of the sale.

Cindy: Another example is “Credit Risk” - Structured investments are typically notes, which are senior, unsecured debt obligations of the issuer.

Cindy: Therefore the investor is exposed to the risk of an issuer’s ability to make payment on the debt security because any payment on the securities is subject to the creditworthiness of the issuer.

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Cindy: Before purchasing a structured investment, an investor should carefully consider all possible risks including principal risk, liquidity risk, credit risk, structure complexity, price volatility, opportunity cost, and tax considerations, among others, associated with structured investments.

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Cindy: An investor should consider their investment objectives, time horizon, and tolerance for risk and consult their legal, tax and financial advisor before purchasing structured investments. Also, investors should consider the fees of structured investments. Fees related to distribution are disclosed in the offering documents.

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Cindy: I have to step away for a second. Please see if you can help Lori and Jim with some questions

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Cindy: Great. Next we’ll review some structured investments that could be helpful for Lori and Jim

Part 3: Choosing a structured investment

Lori: It sounds like structured investments may be a potential option for us, but how can we determine what particular type of structured investment may best help us achieve our current objectives?

Cindy: There are many different types of structured investments. Since we are focused on principal protection and potential capital appreciation, let’s look at Principal Protected Notes, Capped Buffered SuperTrack Notes, and Buffered SuperTrack Note with leverage downside

Cindy: At maturity, Principal Protected Notes are designed to return the original invested principal plus a portion of the reference asset’s appreciation, if any. Typically these notes offer leveraged or enhanced participation in the reference asset, but they can also offer full or partial participation as well.

Cindy: For example, let’s say you invest $1,000 in a Principal Protected Note referencing the S&P 500® Index with a four year maturity

Cindy: If the index is down 50% four years from now, you would still receive your initial $1,000 investment at maturity.

Cindy: This is due to the principal protection feature.

Cindy: If you had hypothetically invested $1,000 in the S&P 500® Index during that same time period…

Cindy: …your investment would have declined to $500.

Lori: I see, so the principal protection feature provides us with 100% return of principal, subject to the issuer’s credit risk, if the market declines and we hold the note to maturity. What happens if the S&P 500® Index appreciates?

Cindy: If the S&P 500® Index is up at the end of the four years, then you would receive your initial investment of $1,000 plus a percentage of the appreciation of the S&P 500® Index.

Cindy: Depending on the terms of the note, you may receive a participation rate of 100%, known as “full participation”… (pause)

Cindy: …less than 100%, also called “partial participation”… (pause)

Cindy: …or greater than 100% of the appreciation of the S&P 500® Index, known as “enhanced participation”.

Cindy: Now let’s assume the participation rate in the upside return is 105%.

Cindy: If the S&P 500® Index goes up by 50% over the same 4-year period…(pause)

Cindy: …then at maturity, you would receive $1,525. This represents your initial investment plus 105% of the S&P 500® Index’s gain.

Cindy: Compare this to a payoff of $1500 for a direct investment in the S&P 500® Index.

Cindy: The additional $25 you would receive from this structured investment is due to the enhanced participation feature, also known as being leveraged.

Cindy: To get a better sense of how the payoffs work, imagine the upside and downside scenarios we just mentioned.

Cindy: These bar charts represent just two potential returns of the Principal Protected Note.

Cindy: If we were to show bar charts for all the possible returns of the structured investment under various market scenarios… (pause)

Cindy: ….and then connected all the points between these bar charts… (pause)

Cindy: ….what we would get is a “payoff diagram” for the Principal Protected Note

Cindy: You can see how the “payoff” or returns of a Principal Protected Note compares with that of a direct investment in the reference asset.

Cindy: You should think of the returns of a Principal Protected Note, or any other structured investment, as a range of potential returns, not isolated scenarios.

Cindy: The value of the reference asset at maturity will correspond to a specific point on the payoff diagram, which will determine your actual returns.

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Cindy: Please take a moment now to help Lori and Jim to review a payoff diagram.

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Cindy: Now that you’ve walked the clients through a Principal Protected Note, let’s look at two other structures that could be interesting

Cindy: Another note that may help you achieve your risk and return objectives is a Capped Buffered SuperTrack Note.

Cindy: This note is similar to the Principal Protected Note in that it offers some level of downside protection, as well as the opportunity for upside participation.

Cindy: However the Capped Buffered SuperTrackTM Note is not fully principal protected and you could lose all or part of your principal if the reference asset declines enough.

Cindy: Also, depending on its structure, a Capped Buffered SuperTrack Note may limit an investor to a maximum return as there is usually a cap on the upside

Cindy: The best way to understand this is to look at an example. Assume that you invest $1,000 in a 4-year Capped Buffered SuperTrack Note referencing the S&P 500® Index.

Jim: Why would an investor not always want a note that offers full principal protection and un-capped upside?

Cindy: Having less than full principal protection and a capped upside allows for a greater upside participation rate below the cap.

Cindy: This is why a Capped Buffered SuperTrack Note typically has a greater participation rate below the cap than an otherwise identical Principal Protected Note.

Cindy: A Capped Buffered SuperTrack Note has risks common to other structured investments. In addition to these risks, the note also has risks specific to this structure that we should discuss.

Cindy: The features of a Capped Buffered SuperTrack Note are such that if the reference asset rises dramatically, you will forego gains beyond the cap.

Cindy: Conversely if the reference asset declines below the level of protection, your invested capital may be at risk.

Jim: In certain scenarios, it seems that the Capped Buffered SuperTrack Note provides an opportunity for higher returns than the Principal Protected Note, but we’d have to be comfortable with putting our initial investment principal at risk and foregoing some upside returns if the reference asset appreciates enough.

Cindy: Yes, that’s correct.

Cindy: Another investment to consider is the Buffered SuperTrack Note with leverage downside, which may also help you achieve your risk and return objectives.

Cindy: The note is similar to the Capped Buffered SuperTrack Note in that it offers some level of downside protection,… (pause)

Cindy: …as well as the opportunity for upside appreciation.

Cindy: However, as the name suggest, this note features downside leverage beyond the buffer, which means that your full initial invested capital may be at risk. In addition, due to the downside risk, you lose more than 1% for each 1% decline beyond the buffer.

Cindy: Also, a Buffered SuperTrack Note with leverage downside does not have a cap on the upside.

Cindy: Again, the best way to understand this is to look at an example. Let’s assume that you invest $1,000 in a 2-year Buffered SuperTrack Note with leverage downside referencing the S&P 500® Index.

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Cindy: Let’s review the payoffs of both SuperTrack Notes.

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Cindy: Now let’s look at this brochure to better understand SuperTrack Notes and how to evaluate the opportunities in structured investments.

Part 4: Looking at a product brochure and choosing a structure

Cindy: This brochure outlines the features, lists some of the risk considerations, and gives hypothetical examples of hypothetical SuperTrack Notes.

Cindy: As we have discussed, some SuperTrack Notes have pre-determined caps that limit the maximum return of a note…. (pause)

Cindy: …while other SuperTrack Notes provide a degree of principal protection, or buffer, in case of negative performance in the reference asset.

Cindy: An investor can determine whether a note has a cap, a buffer, leverage downside or upside or any other feature by looking at the terms and conditions of a note. This brochure has a few hypothetical examples of different SuperTrack Notes you can take a look at later

Cindy: As you can see, the SuperTrack Note is a potential solution for an investor who may be comfortable with some downside risk but who also wants some level of partial protection on the downside and enhanced upside.

Lori: Based on our investor profile, what type of structure would you recommend for us?

Cindy: Usually people who are investing for a specific, long-term goal have a good idea of the minimum amount they will need to meet their objective.

Cindy: In your case, this minimum amount is what you have already saved. This will allow you to maintain your current standard of living in retirement.

Cindy: You want to protect that minimum but still have the opportunity for significant capital appreciation.

Cindy: A Principal Protected Note may be a good opportunity for you, since 100% of your initial investment is protected if you hold the note until maturity.*

Cindy: Additionally, you would still have the opportunity for capital appreciation.

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Cindy: Structured investments have varying degrees of risk that the investor and advisor must consider before investing.

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Part 5: Other Implementations of Structured Investments

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Cindy: In this illustrative scenario, structured investments were shown to address the discrepancy between an investor’s risk and return objectives.

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Cindy: Structured investments can also be used to implement a market view or to gain investment exposure that is otherwise difficult to obtain.

Cindy: For example, if the investor believes that the equity market will have only modest appreciation over the next couple of years…(pause)

Cindy:…then a Capped Buffered SUPERTRACKsm Note referencing the S&P 500® Index may give the investor an opportunity to receive enhanced returns… (pause)

Cindy:…and protect his investment up to a certain level based on the terms of the note.

Cindy: Structured investments may also give investors the opportunity to diversify their portfolios across asset classes, market sectors, or investment themes that could otherwise be difficult to access.

Cindy: For example, it may be difficult for individuals to invest in commodities, since there are many rules and regulations that may limit their ability to transact in futures contracts.

Cindy: However, with a Principal Protected Note referencing a basket of commodities, investors can have the opportunity to participate in the appreciation of the basket of commodities while still maintaining capital protection.

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Cindy: Now that we have seen the other uses for structured investments, let’s sit down and review the information from today’s meeting.

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Cindy: Congratulations! You have completed this educational module

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus dated February 10, 2009, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue - Attn: US InvSol Support, New York, NY 10019.